

January 16, 2014

Via E-mail
Mr. Ken Chang
Chief Financial Officer
China Mobile Games and Entertainment Group Limited
Block A, 15/F Huajian Building
233 Tianfu Road, Tianhe District
Guangzhou, People's Republic of China

  Re: **China Mobile Games and Entertainment Group Limited**
     Form 20-F for the Fiscal Year Ended December 31, 2012
     Filed April 26, 2013
     File No. 001-35645

Dear Mr. Chang:

  We have reviewed your letter dated December 27, 2013 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 19, 2013.

Form 20-F for the Fiscal Year Ended December 31, 2012

Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 99

1. In your response to our prior comment you indicate that the estimated fair values of the Dragon Joyce Group and 3GUU Group reporting units substantially exceed the carrying values by 6.7% and 10.9%, respectively. It is not clear to us why you believe such

percentages reflect a substantial excess. As it appears the estimated fair values of these reporting units do not substantially exceed their respective carrying values please revise your disclosure in future filings to disclose the percentage by which the fair value of the reporting units exceed their carrying value. Also, as it seems likely that there are potential events and/or changes in circumstances, perhaps similar to those provided as examples is ASC 350-20-35-3C, that could reasonably be expected to occur, we believe that you should disclose such potential events. Please provide us with draft disclosure that will be included in future filings.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief